

July 24, 2015

Via E-mail
Donald F. McAleenan
Senior Vice President and General Counsel
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **Re: Builders FirstSource, Inc.**
> **Form 8-K**
> **Filed May 4, 2015**
> **File No. 000-51357**

Dear Mr. McAleenan:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Laura A. Kaufmann Belkhayat (*via e-mail*)
    Skadden, Arps, Slate, Meagher & Flom LLP